EXHIBIT 99.1

Alio Gold Reports Second Quarter 2018 Results

VANCOUVER, British Columbia, Aug. 10, 2018 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”) today reported its second quarter 2018 financial and operational results.  The Company will host a conference call at 11:00am EDT today to discuss the results and the details of the call can be found at the end of the release.

Second Quarter Overview and Recent Developments

  Completed the acquisition of Rye Patch Gold, including the Florida Canyon Mine, on May 25, 2018
  Produced 19,190 ounces1 of gold at an all-in sustaining cost1,2 (“AISC”) of $1,314 per ounce
  Updated Mineral Reserve5 estimate at the San Francisco Mine shows proven and probable mineral reserves were 854,472 ounces of gold (55.5 million tonnes at 0.49 g/t gold) as of July 1, 2018
  Implemented interim mine plan at San Francisco to slow waste stripping rates and focus on profitable production while negotiating with mining contractor
  Suspended development work at the Ana Paula project temporarily to focus capital expenditures on operating mines
  Restructured debt facility with Macquarie Bank

“We were pleased to complete the acquisition of Rye Patch Gold during the quarter, adding a second operating mine to our portfolio,” said Greg McCunn, Chief Executive Officer. “With two similar open pit, heap leach operations we believe that we will be able to leverage our expertise across the mines to focus on improving the operations to deliver cash flow. Disciplined capital allocation is a priority, particularly in the current gold price environment. As a result, we have made the decision to temporarily suspend development work at Ana Paula while we focus on improving our operations to unlock opportunities to increase efficiencies, lower costs and generate cash flow.

At the San Francisco Mine we are negotiating with our mining contractor to slow down the waste stripping on Phases 6 and 7 and reduce the mining rate to focus on generating cash flow in the current gold price environment.

The Florida Canyon Mine continues to ramp-up subsequent to the re-start of the mine last year. With the integration underway we are in the early stages of assessing the site’s systems, processes and capabilities to ensure we are able to execute on the revised mine plan that will be detailed in an updated 43-101 technical report. The report is expected to be completed by the end of 2018 and we anticipate that the report will include an update to the reserves and resources and an analysis of various opportunities to increase production and lower costs.

As a result of the changes at the San Francisco Mine we will not meet our guidance for 2018 of between 90,000 and 100,000 ounces of gold production. With work continuing at Florida Canyon on an updated mine plan we do not expect to provide production and cost guidance for the remainder of 2018. Our focus is on improving operations at these two assets to generate cash flow and develop a fully executable plan for 2019.”

Mining and Processing

($ thousands, except where indicated)	Three months ended June 30		Six months ended June 30
	2018*	2017	2018*	2017
Gold sold (ounces)	20,126	21,495	37,575	47,544
Silver sold (ounces)	13,334	10,332	19,160	22,231
Metal revenues	$26,233	27,069	49,571	59,375
Production costs, excl. depreciation and depletion	$20,700	16,071	36,214	35,433
Net earnings (loss) from operations	$(106)	7,751	3,545	17,531
Net earnings (loss)	$3,284	3,512	6,514	9,554
Net earnings (loss) per share, basic	$0.05	0.10	0.12	0.27
Cash flows from operating activities**	$(8,290)	2,772	(10,116)	12,515
By-product cash costs[3] (per ounce)	$1,018	740	956	737
AISC[2] (per ounce)	$1,314	954	1,290	896
Average realized gold price per gold ounce	$1,293	1,252	1,311	1,241

* Figures include Florida Canyon financial and operational data from May 25, 2018 to June 30, 2018
** After changes in non-cash working capital

Financial performance

Metal revenues decreased to $26.2 million compared to $27.1 million during Q2 2017, as a result of fewer ounces sold.

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and increased to $20.7 million compared to $16.1 million during Q2 2017. The increase was primarily as a result of increased tonnage moved at the San Francisco pit, increase in cyanide consumption and additional costs from Florida Canyon.

Depletion and depreciation costs were $1.2 million compared to $0.8 million during Q2 2017.

Earnings for the Company were $3.3 million, or $0.05 per share compared to $3.5 million, or $0.10 per share during Q2 2017. The decrease was primarily a result of lower earnings from operations.

Corporate and administrative expenses increased to $4.4 million compared to $2.5 million during Q2 2017 as a result primarily of Rye Patch transaction costs.

Cash used by operating activities was $8.3 million compared to cash provided by operating activities of $2.8 million during Q2 2017. The decrease was primarily due to a reduction in trade payables and an increase in income taxes paid.

Cash and cash equivalents, and short-term investments at June 30, 2018, were $29.7 million. During the quarter, the Company used $8.3 million in cash from operations. At the San Francisco Mine the Company invested $3.3 million. At the Ana Paula Project the Company invested $4.7 million. The Company also incurred $1.9 million of expenditures related to the Rye Patch transaction and received $11.0 million from the Rye Patch acquisition.

Working capital4 at June 30, 2018 was $78.2 million.

San Francisco Mine (100%-owned)

The San Francisco Mine produced 14,466 gold ounces and 7,661 silver ounces compared to 22,011 gold ounces and 10,332 silver ounces during Q2 2017. Gold and silver production was lower as a result of fewer ounces deposited and lower recoveries on the heap leach pads.

The Mine’s by-product cash cost was $950 per ounce while AISC was $1,172 per ounce. During Q2 2017 by-product cash cost was $740 per ounce and AISC was $870 per ounce. The increase in cash cost and AISC was due to an increase in tonnage mined and fewer ounces produced.

The dual cut-off strategy deployed in January 2018 to increase the grade of crusher feed ore has not been successful as crusher feed grade in Q2 2018 was 0.46 g/t compared to a plan of 0.59 g/t. The underperformance of gold grade is due to higher than expected levels of dilution which may partly be attributable to increased blast movement due to finer blasting, as well as to ore control modeling. In May 2018, an updated resource model was prepared for San Francisco as well as refined ore control modelling techniques. In June and July 2018, crusher feed is tracking closely to grades predicted by the new ore control model. The Company has initiated a full technical review of the pit operations at San Francisco and expects to refine its operations over the remainder of the year.

While the technical review is underway, the Company has developed an interim mine plan which reduces capital stripping and focuses mining on more profitable ounces to maintain cash neutral operations. The interim mine plan is subject to negotiations with the mining contractor. As a result of the reduced capital stripping, access to ore will be limited during the second half of the year and production guidance of 90,000 to 100,000 ounces of gold for 2018 will not be met.

The Mineral Reserve estimates at San Francisco from April 1, 2017 was updated as of July 1, 2018 utilizing the latest available information, including mining depletion over the period and infill and grade-control drilling carried out as part of the mining operations during the period. Mining depletion of Mineral Reserves was partly offset by expansion of the reserves in Phases 6 through 9 of the San Francisco Pit. Total proven and probable mineral reserves totaled 854,472 ounces of gold (55.5 million tonnes at 0.49 g/t) as of July 1, 2018, an approximate decrease of 74,228 ounces of gold or 8% from April 1, 2017.

The complete mineral reserve and mineral resource data can be found at the end of this news release.

Florida Canyon Mine (100%-owned)

The Florida Canyon Mine produced 4,724 gold ounces and 4,142 silver ounces subsequent to the completion of the acquisition of Rye Patch Gold on May 25, 2018. The gold and silver production for the full Q2 2018 was 11,587 ounces and 8,734 ounces, respectively, compared to 10,846 ounces and 5,709 ounces, respectively in Q1 2018.

Updated 43-101 Technical Report

An updated National Instrument 43-101 technical report (“43-101”) for Florida Canyon is expected to be completed by the end of 2018. The 43-101 will incorporate all the drilling to date and further metallurgical testwork will be undertaken with the expectation of converting a portion of the mineral resources into mineral reserves. The 43-101 will also study various optimization initiatives that may provide a positive return on capital, which may include:

  upgrading and improving the crushing circuit
  increasing pumping capacity
  optimizing pit sequencing, including the Radio Tower pit, and expanding the heap leach pad.

Radio Tower Access

The Company continues to advance discussions with the Federal Aviation Administration (FAA), the Union Pacific Railway (UP), Pershing County and a local radio station to remove two communication towers located on the Radio Tower portion of the Florida Canyon orebody. The FAA tower is in the process of being decommissioned and is expected to be dismantled and removed by the end of 2018. A new location for the UP tower has been selected and the permitting and design work is underway with removal expected by the end of 2018. Sites for the Pershing county communication station and local radio station have been selected and are being readied for relocation. The result of the removal of the communication towers will be access to the, currently expected, highest-grade portion of the Florida Canyon orebody.

Ana Paula Project (100%-owned)

All development work including the construction of the underground decline, the completion of the definitive feasibility study and the undertaking of further exploration work have been temporarily suspended as a result of the recent decline in the gold price and the integration of the Florida Canyon Mine. The Company’s focus in the near-term will be on allocating capital as required to it’s two operating mines.

Macquarie Debt Facility

The Company restructured the existing debt facility, with Macquarie Bank Limited (“Macquarie”), which was scheduled to be repaid in December 2018. As of June 30, 2018 the outstanding principal of $15 million will be repaid, in twelve quarterly payments of $1.25 million in principal together with accrued interest, ending in June 2021. The first principal and interest payment will be made September 30, 2018. The facility has an interest rate of LIBOR + 8% and is secured by a general security agreement and guarantee by Alio Gold.

Conference Call

The Company will release its 2018 second quarter results prior to the market open on August 10, 2018, followed by a conference call and webcast at 11:00am (EDT).

Second quarter 2018 conference call and webcast details:
Date:	Friday, August 10, 2018
Time:	11:00am (EDT)
Toll Free (US and Canada):	(855) 427-9509
Outside North America:	(210) 229-8822
Conference ID:	7099318
Webcast:	https://edge.media-server.com/m6/p/p84uiih9
Replay:	To be available at http://www.aliogold.com

Please refer to the Company's financial statements, related notes and accompanying Management Discussion and Analysis for a full review of the San Francisco and Florida Canyon operations and Ana Paula project. This can be viewed on the Company’s website at www.aliogold.com, on SEDAR at  www.sedar.com and EDGAR at www.sec.gov.

About Alio Gold

Alio Gold is a growth-oriented gold mining company, focused on exploration, development and production in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Footnotes:

1)	Production and costs include the San Francisco Mine and, for the period of May 25, 2018 to June 30, 2018, the Florida Canyon Mine

2)	Non-GAAP Measure: All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements for the three and six months ended June 30, 2018:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Production costs	$20,700	$16,071	$36,214	$35,433
Corporate and administrative expenses (1)	2,476	1,748	4,589	3,073
Sustaining capital expenditures (2)	3,344	2,799	7,758	4,360
Accretion for site reclamation and closure	141	57	217	114
Less: By-product silver credits	(217)	(172)	(310)	(380)
All-in sustaining costs	26,444	20,503	48,468	42,600
Divided by gold sold (ozs)	20,126	21,495	37,575	47,544
All-in sustaining cost per gold ounce on a by-product basis	$1,314	$954	$1,290	$896

(1)	Corporate and administrative expenses have been adjusted for the three and six months ended June 30, 2018, to remove Rye Patch transaction costs of $1.9 million and $2.7 million, respectively.

(2)	For the three and six months ended June 30, 2018, sustaining capital expenditures include deferred stripping of $2.5 million and $5.2 million, respectively (three and six months ended June 30, 2017 - $0.7 million and $0.9 million, respectively).
3)	Non-GAAP Measure: Cash cost per gold ounce and cash cost per gold ounce on a by-product basis
Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements for the three and six months ended June 30, 2018:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Production costs	$20,700	$16,071	$36,214	$35,443
Divided by gold sold (ozs)	20,126	21,495	37,575	47,544
Cash cost per gold ounce	1,029	748	964	745
Less: By-product silver credits per gold ounce (1)	(11)	(8)	(8)	(8)
Cash cost per gold ounce on a by-product basis	$1,018	$740	$956	$737

	(1)	Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three and six months ended June 30, 2018, total by-product silver credits were $0.2 million and $0.3 million, respectively (three months and six months ended June 30, 2017 - $0.2 million and $0.4 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements for the three and six months ended June 30, 2018. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

(4)		Working capital is calculated by deducting current liabilities from current assets.

(5)		Mineral reserves and mineral resources as of July 1, 2018:

Reserves and Resources Tables

Proven and probable in-situ gold ounces as of April 1, 2017	928,700
Mined ounces depleted from reserves (April 1, 2017 to July 1, 2018)	-136,000
Additions from discovered ounces and converted resources	+74,000
Other net changes within resource/reserve estimation	-12,228
Proven and probable in-situ gold ounces as of July 1, 2018	854,472

ALIO GOLD INC.
SAN FRANCISCO MINE:  GOLD RESERVES AND RESOURCES
As of July 1, 2018

	Proven			Probable			Proven & Probable
	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	17,757,023	0.518	273,741	23,359,785	0.540	405,239	41,116,808	0.514	678,980
La Chicharra Pit	5,328,803	0.522	89,489	1,835,220	0.437	25,804	7,164,023	0.501	115,292
TOTAL	23,085,826	0.489	363,230	25,195,005	0.532	431,043	48,280,831	0.512	794,272

Low-grade stockpile	7,199,000	0.260	60,200				7,199,000	0.260	60,200

	Measured			Indicated			Measured & Indicated
	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	33,041,153	0.547	580,545	38,485,816	0.557	688,856	71,526,969	0.552	1,269,403
La Chicharra Pit	6,674,718	0.550	118,028	6,019,509	0.500	96,766	12,694,227	0.526	214,794
Total	39,715,871	0.547	698,574	44,505,325	0.549	785,621	84,221,196	0.548	1,484,197

	Inferred
	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	1,725,608	0.528	29,293
La Chicharra Pit	222,238	0.462	3,301
Total	1,947,846	0.520	32,594

    Figures may not total due to rounding

Alio Gold Reserve and Resource Reporting Notes as of July 1, 2018:

  All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.
  All Mineral Resources are reported inclusive of Mineral Reserves.
  Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
  Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,250 per ounce of gold
  Mineral Resources are estimated using US$ commodity prices of $1,350 per ounce of gold

Scientific and technical information contained in this news release with respect to the San Francisco Mine was reviewed and approved by Jorge Lozano, a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Information regarding data verification, surveys and investigations, exploration information, quality assurance programs and quality control measures, and a summary of sample analytical or testing procedures for the San Francisco Mine are contained in the Company’s annual information form for the year ended December 31, 2017, dated March 14, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov (the “AIF”). Also included in the AIF is a description of the key assumptions, parameters and methods not included in this news release that are used to estimate mineral reserves and resources and a general discussion of the extent to which the estimates may be affect by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.  With respect to "indicated mineral resource" and "inferred mineral resource", there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "measured mineral resource", "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to, estimates, forecasts and statements with respect to project development risks and estimated future, operations, production and cash costs, including the Company’s projection that it will not meet its 2018 guidance of between 90,000 and 100,000 ounces, that it will not be in a position to provide updated 2018 production and cost guidance in 2018 and that it will provide a fully-executable plan for 2019 operations later in 2018; future trends, plans, strategies, objectives and expectations, including with respect to operational efficiencies, cash flow, costs, capital requirements, availability of financing, production, exploration and reserves and resources; projected production at the Company’s San Francisco Property, Florida Canyon Property and Ana Paula Project, including estimated internal rate of return and projected production, exploitation activities and potential; the completion, timing, content and expected results and outcomes of the 43-101 in respect of the Florida Canyon Mine; the completion, timing and outcome of the Company’s radio tower removal and relocation operations at the Florida Canyon Mine site; and future operations and projected operational updates to the Company’s mineral resource projects, , including the Company’s plans to maintain cash neutral operations by reducing capital stripping and mining rate and refining operations to focus mining on more profitable ounces at San Francisco for the remainder of 2018.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the successful implementation of the Company’s operational strategies and mine plans and the impact of these strategies and plans on the Company and its mineral projects, including the Company’s ability to complete the 43-101 in respect of the Florida Canyon Mine in accordance with the currently anticipated specifications and timing; the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels, including the successful implementation of the Company’s interim mine plan at the San Francisco Project; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Property, Florida Canyon Property and the Ana Paula Project; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold, silver or other metals; competitive conditions in the mining industry; title to mineral properties costs; and changes in laws, rules and regulations applicable to the Company. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release include, but are not limited to: the failure of the Company to successfully implement its operational and exploration strategies and mine plans as currently anticipated, or the failure of these plans and strategies to have the desired results on the Company and its mineral projects; continued or sustained decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; risks associated with doing business in Mexico; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; negative research reports or analyst’s downgrades and dilution; and other factors contained in the section entitled “Risk Factors” in the Company’s AIF.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Source: ALO

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.